L'ORÉAL


SEC MAIL
RECEIVED
PROCESSING
JUN - 2 2005
WASH, D.C.
199
SECTION

L'OREAL
International Financial Information Department



30th May, 2005

05008540

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Weekly disclosures of trading in the Company's own shares for May 2005, as filed with the French *Autorité des Marchés Financiers*

Very truly yours,

PROCESSED
JUN 07 2005
THOMSON
FINANCIAL

The International Financial
Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 135 212 432 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL



Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 23/05/2005 au 27/05/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
23/05/2005	110 000	58,68 €	6 454 800,00
24/05/2005	80 000	58,15 €	4 652 000,00
25/05/2005	120 000	57,89 €	6 947 000,00
26/05/2005	90 000	57,94 €	5 214 150,00
27/05/2005	100 000	59,20 €	5 919 600,00
Total	500 000		29 187 550,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 23/05/2005 to 27/05/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
23/05/2005	110 000	58,68 €	6 454 800,00
24/05/2005	80 000	58,15 €	4 652 000,00
25/05/2005	120 000	57,89 €	6 947 000,00
26/05/2005	90 000	57,94 €	5 214 150,00
27/05/2005	100 000	59,20 €	5 919 600,00
Total	500 000		29 187 550,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI PARFUMS
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY LABORATOIRES
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

L'ORÉAL



Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 16/05/2005 au 20/05/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
16/05/2005	100 000	57,31 €	5 731 000,00
17/05/2005	130 000	57,15 €	7 430 100,00
18/05/2005	90 000	57,83 €	5 204 700,00
19/05/2005	70 000	58,28 €	4 079 740,00
20/05/2005	110 000	58,07 €	6 387 700,00
Total	500 000		28 833 240,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 16/05/2005 to 20/05/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
16/05/2005	100 000	57,31 €	5 731 000,00
17/05/2005	130 000	57,15 €	7 430 100,00
18/05/2005	90 000	57,83 €	5 204 700,00
19/05/2005	70 000	58,28 €	4 079 740,00
20/05/2005	110 000	58,07 €	6 387 700,00
Total	500 000		28 833 240,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 09/05/2005 au 13/05/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
09/05/2005	100 000	57,15	5 715 200,00
10/05/2005	80 000	57,32	4 585 600,00
11/05/2005	125 000	56,59	7 073 950,00
12/05/2005	75 000	56,52	4 238 925,00
13/05/2005	120 000	56,90	6 828 000,00
Total	500 000		28 441 675,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels

Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.



L'ORÉAL



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 09/05/2005 to 13/05/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
09/05/2005	100 000	57,15	5 715 200,00
10/05/2005	80 000	57,32	4 585 600,00
11/05/2005	125 000	56,59	7 073 950,00
12/05/2005	75 000	56,52	4 238 925,00
13/05/2005	120 000	56,90	6 828 000,00
Total	500 000		28 441 675,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'ORÉAL



Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 02/05/2005 au 06/05/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
02/05/2005	130 000	55,95	7 272 980,00
03/05/2005	170 000	56,25	9 562 280,00
04/05/2005	120 000	56,48	6 777 840,00
06/05/2005	80 000	57,22	4 577 840,00
			0,00
Total	500 000		28 190 940,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

"Ce document ne constitue pas une offre de vente ou la sollicitation d'une offre d'achat de titres L'Oréal. Si vous souhaitez obtenir des informations plus complètes concernant L'Oréal, nous vous invitons à vous reporter aux documents publics déposés en France auprès de l'Autorité des Marchés Financiers [également disponibles en version anglaise sur notre site Internet www.loreal-finance.com].
Ce document peut contenir certaines déclarations de nature prévisionnelle. Bien que la Société estime que ces déclarations reposent sur des hypothèses raisonnables à la date de publication du présent communiqué, elles sont par nature soumises à des risques et incertitudes pouvant donner lieu à un écart entre les chiffres réels et ceux indiqués ou induits dans ces déclarations."

L'ORÉAL



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 02/05/2005 to 06/05/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
02/05/2005	130 000	55,95	7 272 980,00
03/05/2005	170 000	56,25	9 562 280,00
04/05/2005	120 000	56,48	6 777 840,00
06/05/2005	80 000	57,22	4 577 840,00
			0,00
Total	500 000		28 190 940,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'OREAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI PARFUMS
RALPH LAUREN
cacharel
Kiehl's SINCE 1851
shu uemura
VICHY LABORATOIRES
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE